SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 29, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 29, 2007

TAM and LAN Airlines Commence Code-Share Flights
between Brazil and Chile on November 05

Agreement will also include LAN Peru and Argentina in November

São Paulo, October 29, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) and the LAN alliance -- LAN Airlines, LAN Peru, LAN Argentina and LAN Ecuador -- will commence a code-share flight agreement on November 05, beginning with LAN Airlines (Chile). The flights will be available to sell as of October 31. LAN Peru and LAN Argentina will follow in the month of November.

The partnership, effective next week, will allow TAM to offer its passengers flights to 14 cities in Chile, such as Antofagasta, Calama, Concepcion, Iquique, La Serena, Puerto Montt, Punta Arenas and Valdivia. LAN clients will also be eligible for Tam flights to 12 Brazilian cities, including Rio de Janeiro, Salvador, Porto Alegre, Belo Horizonte, Florianopolis, Brasilia, Recife, Manaus and Porto Seguro, among others.

Code sharing will increase the number of seats available between Sao Paulo and Santiago, as the two companies will operate with shared codes on flights between Brazil and Chile.

In addition to the Sao Paulo-Lima route with LAN Peru, the agreement will cover 11 other cities in Peru (Arequipa, Chiclayo, Cuzco, Puerto Maldonado and Tarapoto, among others) and nine Brazilian cities served by TAM (Rio de Janeiro, Porto Alegre, Belo Horizonte, Curitiba, Salvador, Manaus, Florianopolis, Foz do Iguacu and Porto Seguro).

The partnership with LAN Argentina will allow for an increase in number of flights between Brazil and Argentina for both countries' customers, with flights leaving Sao Paulo, Rio de Janeiro, Porto Alegre, Curitiba and Florianopolis. Destinations operated by TAM and LAN Argentina in their respective countries are also being considered. The code share agreement will include LAN flights from Buenos Aires to Bariloche, Com. Rivadavia, El Calafate, Mendonza, Rio Gallegos, Salta and Ushuaia, in Argentina; and TAM flights from Sao Paulo and Rio de Janeiro to 14 cities in Brazil.

Another benefit passengers will reap from the commercial alliance between TAM and LAN is that trips will be completed with just one ticket from start to finish, with luggage sent to the final destination. In November, passengers of either company will be able to accumulate and redeem points through the TAM Loyalty Program and miles with LANPASS on flights operated by either company.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About LAN:
LAN Airlines is one of Latin America's leading airlines. LAN is integrated by LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. LAN Alliance serves 15 destinations in Chile, 12 in Peru, 10 in Argentina, two in Ecuador, 15 destinations in other Latin American countries and Caribbean, three in the United States two in Europe and four in the South Pacific, in addition to 52 additional international destinations through several code-share agreements. Currently, the LAN Alliance operates 68 passenger aircraft and 10 freighters. LAN Airlines is a member of OneWorld™. It has bilateral commercial agreements with American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalilance.com.

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.